Exhibit 15.

Awareness Letter

May 7, 2002

Republic Bancorp, Inc.

601 West Market Street

Louisville, Kentucky 40202

We have reviewed, in accordance with standards established by the AICPA, the unaudited interim financial information of Republic Bancorp, Inc. (the Company) as of March 31, 2002 and for the quarters ended March 31, 2002 and 2001 as indicated in our report dated May 7, 2002.  Because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your quarterly report on Form 10-Q, is being incorporated by reference in the Form S-8 Registration statement.

We also are aware that our report referred to above, under Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Crowe, Chizek and Company LLP